# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVA LIFESTYLE INC., CIK 0001473334
CUSIP: 66979P300
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 6565 E. Washington Blvd.,, Commerce, California (CA), 90040
Date of event which requires filing of this statement: 10/25/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-034195
Filed by CIK 0002035299

## Reporting persons
- Huge Energy International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (9.6% of the class)
  Comment: (1) the percentage ownership interest in row (11) is determined based on a total of 7,299,706 shares of Common Stock outstanding as of January 10, 2025, as reported by the Issuer to the Reporting Person.
- Ng Man Shek: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (9.6% of the class)
  Comment: (2) In his capacity as the sole shareholder and director of Huge Energy International Limited (3) the percentage ownership interest in row (11) is determined based on a total of 7,299,706 shares of Common Stock outstanding as of January 10, 2025, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: NOVA LIFESTYLE INC.
Address of issuer's principal executive offices: 6565 E. Washington Blvd., Commerce CA 90040

## Item 2. Person Filing
Name of person filing:
Huge Energy International Limited.

Ng Man Shek

Mr. Ng Man Shek is the sole shareholder and director of Huge Energy International Limited.

This Amendment No. 1 on Schedule 13G/A (this Schedule 13G/A) to the statement on Schedule 13G filed on August 28, 2024 (the "Schedule 13G"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Schedule 13G , pursuant to which such Reporting Persons have agreed to file the Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
Huge Energy International Limited

Address: Unit B 19/F, Hillier Commercial Building 89-91 Wing Lok St, Sheung Wan, Hong Kong

Ng Man Shek

Address: Unit B 19/F, Hillier Commercial Building 89-91 Wing Lok St, Sheung Wan, Hong Kong
Citizenship:
Huge Energy International Limited: Hong Kong

Ng Man Shek: Hong Kong

## Item 4. Ownership
Amount beneficially owned: 700,000
Percent of class: 9.6%, the percentage ownership interest is determined based on a total of 7,299,706 shares of Common Stock outstanding as of January 10, 2025, as reported by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: 700,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 700,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Huge Energy International Limited: /s/ Ng Man Shek, Ng Man Shek /Director (01/14/2025)
- Ng Man Shek: /s/ Ng Man Shek, Ng Man Shek (01/14/2025)